Exhibit 21

Merge Healthcare Incorporated
Subsidiaries as of March 5, 2013

Subsidiary	Organized Under the Laws of

Cedara Software (Shanghai) Co. Ltd.	China
Confirma Europe GmbH i.L	Germany
Confirma Europe LLC	Washington
etrials Worldwide Limited	United Kingdom
Merge Asset Management Corp.	Delaware
Merge Cedara ExchangeCo Limited	Ontario, Canada
Merge eClinical Inc.	Delaware
Merge Healthcare Canada Corp.	Ontario, Canada
Merge Healthcare Solutions Inc.	Delaware
Merge Interactive, Incorporated	Delaware
Merge Technologies Holdings Co.	Nova Scotia, Canada
Requisite Software Inc.	Delaware
Merge SF Holdings, Inc.	Delaware
Merge SH Holdings, Inc.	Delaware
O.I.S. Global Ltd. P.C.	Israel
CCS Pawlowski GmbH (63% of voting stock owned by Merge)	Germany